

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2021

Steven A. Kriegsman
Chairman and Chief Executive Officer
CytRx Corporation
11726 San Vicente Boulevard, Suite 650
Los Angeles, California 90049

      Re: CytRx Corporation
          Registration Statement on Form S-3
          Filed April 22, 2021
          File No. 333-255431

Dear Mr. Kriegsman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Joan S. Guilfoyle, Esq.